PE 12/21/2012


13001518

NO



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

JAN 3 1 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2013

Meredith Sanderlin Thrower
Dominion Resources Services, Inc.
meredith.s.thrower@dom.com

Act: 1934
Section: 
Rule: 14a-8
Public
Availability: 1-31-13

Re: Dominion Resources, Inc.
Incoming letter dated December 21, 2012

Dear Ms. Thrower:

This is in response to your letter dated December 21, 2012 concerning the shareholder proposal submitted to Dominion by Eifiona L. Main. We also have received a letter from the proponent dated December 30, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Eifiona L. Main
***FISMA & OMB Memorandum M-07-16***

January 31, 2013

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Dominion Resources, Inc.
Incoming letter dated December 21, 2012

The proposal relates to a report.

There appears to be some basis for your view that Dominion may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Dominion's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year holding period required by rule 14a-8(b). We further note that the documentary support that the proponent provided does not affirmatively state that the proponent owned the securities continuously for the one-year holding period. Accordingly, we will not recommend enforcement action to the Commission if Dominion omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Dominion relies.

Sincerely,

Kate Beukenkamp
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Eifiona L. Main

***FISMA & OMB Memorandum M-07-16***

December 30, 2012

Via e-mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. request for exclusion of Shareholder Proposal submitted by Eifiona L. Main

Dear Madam or Sir:

Dominion Resources, Inc. has requested that the SEC exclude the shareholder proposal I submitted entitled "Dominion Natural Gas Price Stability Report 2013," which requests that the Board of Directors prepare and make available to shareholders by December 31, 2013 a report addressing the long-term price stability of natural gas. By letter dated December 21, 2012, Dominion is seeking to prevent its shareholders from considering this resolution. Their request for exclusion lacks merit.

Dominion claims that I did not prove my qualifications as a shareholder, but the materials they included with their request demonstrate that I have done so. The letter I submitted from my brokerage firm, Charles Schwab, confirms my timely purchase of the shares and includes as an attachment a printout showing that my ownership of the shares was continuous through the date I submitted the shareholder resolution. I cannot see that this leaves any room for doubt about continuity of ownership. Perhaps it would have been nice if the letter itself had used the word "continuously" (and I did ask), but the regulation does not require it. It only requires that the letter be sufficient to demonstrate continuous ownership, which it does through its inclusion of the attachment. As a shareholder, I consider it regrettable that Dominion chose to waste legal resources--and shareholder dollars, and the SEC's time--on this objection.

As to the substantive objection that the resolution deals with "ordinary business" that shareholders shouldn't meddle in, the company has itself demonstrated that it is not, in fact, dealing with this issue at all. The company is pursuing plans to build natural gas baseload electric generating plants in the apparent expectation that current U.S. and world economic, political, and geophysical conditions will freeze in place for at least the 30-year life of a plant, ensuring continued low natural gas prices. They will not.

Several factors make it unclear whether natural gas prices will remain at their current low levels or rebound to reach or exceed previous highs. These include uncertainty over the amount of recoverable natural gas available, the upward pressure on prices caused by increasing use domestically and internationally (through exports of liquid natural gas), environmental and water supply concerns that may limit the use of fracking as an extraction method or impose expensive regulations, and government actions to address climate change that may affect pricing through, e.g., a tax on carbon.

The price of natural gas will reflect these larger trends, but the company simply chooses to ignore them. The result could be disastrous for the company, its customers, and its shareholders. The purpose of the shareholder resolution, then, is to ensure the management of the company takes full account of these factors. Surely this is not merely an acceptable role for the owners of a corporation, but a necessary one.

Thank you for your consideration.

Sincerely,

Eifiona L. Main

Cc: Carter Reid
Dominion Resources, Inc.

Meredith S. Thrower
Dominion Resources, Inc.

Dominion Resources Services, Inc.
Law Department
P.O. Box 26532, Richmond, VA 23261


Dominion®

December 21, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by Ms. Eifiona L. Main Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Dominion Resources, Inc., a Virginia corporation (the "Company"), that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2013 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 19, 2012 by Ms. Eifiona L. Main ("Ms. Main" or the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 19, 2013. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Ms. Main any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

## THE PROPOSAL

The Proposal states:

**RESOLVED:**
Shareholders request that the Board of Directors of Dominion Resources, Inc. (Dominion) prepare and make available to shareholders by December 31, 2013 a report addressing the long-term price stability of natural gas. The report should address questions surrounding the price of natural gas over the full design life of a new natural gas combined cycle electric generation facility. These questions include effects on price caused by:

- Increased demand for natural gas from other utilities, both for heat and for the generation of electricity; from export of liquid natural gas to other countries; and from growing use in trucks and automobiles as a substitute for petroleum;
- Changes in the availability of natural gas supplies or the costs of extraction as a result of increased environmental regulations or from limitations on the use of water or other materials in the extraction process;
- Changes in the estimates of recoverable natural gas supplies; and
- A tax on carbon or methane emissions, or other costs or limitations imposed as a result of concerns with climate change.

A copy of the Proposal and supporting statement is attached to this letter as Exhibit A.

## BASIS FOR EXCLUSION

The Company believes the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rules 14a-8(b) and 14a-8(f)(1) because the Proponent failed to establish the requisite eligibility to submit the Proposal and

- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

## DISCUSSION

## I. GROUNDS FOR EXCLUSION BASED ON FAILURE TO ESTABLISH REQUIRED CONTINUITY OF SHARE OWNERSHIP

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001). Further, the Staff recently clarified that these proof of ownership letters must come from the "record" holder of the Proponent's shares, and that only Depository Trust Company ("DTC") participants are viewed as record holders of securities that are deposited at DTC. *See* Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F") and Staff Legal Bulletin No. 14G (October 16, 2012) ("SLB 14G").

The Proponent submitted the Proposal to the Company via electronic mail on November 19, 2012. The Proponent did not include with the Proposal documentary evidence of the Proponent's ownership of the requisite number of Company shares. In addition, the Company reviewed its stock records, which do not list the Proponent as a record owner of Company shares.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

Accordingly, the Company requested that the Proponent cure the procedural deficiency in its submission and produce verification of its share ownership. Specifically, the Company sent via overnight delivery and electronic mail a letter notifying the Proponent of the requirements of Rule 14a-8 relating to the establishment of proof of ownership and how the Proponent could cure the procedural deficiency (the "Deficiency Notice"). The Company sent the Deficiency Notice on November 20, 2012, which was within 14 calendar days of the Company's receipt of the Proposal. A copy of the Deficiency Notice, [together with evidence that such Deficiency Notice was timely received by the Proponent], is attached to this letter as <u>Exhibit B</u>.

As required by Staff Legal Bulletin 14B and SLB 14G , the Deficiency Notice provided detailed information regarding the "record" holder requirements and attached a copy of Rule 14a-8, SLB 14F and SLB 14G. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b); and
- that any response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Proponent responded to the Deficiency Notice via U.S. mail with a letter, which was received by the Company on December 5, 2012, from Charles Schwab & Co. Inc. ("Schwab"), dated as of November 20, 2012 (the "Broker Letter"), a copy of which is attached to this letter as Exhibit C. The Broker Letter did not affirmatively state that the Proponent had continuously held her shares for the one-year period immediately preceding the date on which the Proposal was submitted as is required by Rule 14a-8(b). As a result, the Proponent did not cure the procedural deficiency described in the Deficiency Notice because she did not submit proof of ownership substantiating the one-year requirement during the 14 day cure period that ended on December 5, 2012. As of the date of this letter, the Company has not received any other proof of ownership from the Proponent or Schwab substantiating the one-year continuous ownership requirement.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that he or she has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b) during the time period allowed under Rule 14a-8(f), the proposal may be excluded under Rule 14a-8(f). *See, e.g., H&R Block, Inc.* (May 18, 2012); *Piper Jaffray Cos.* (January 9, 2012); *Deere & Co.* (November 16, 2011); *Hewlett-Packard Co.* (July 28, 2010); *RTI Int'l Metals, Inc.* (January 13, 2004).

We acknowledge that the Staff in the past has extended the time period for a shareholder to correct a procedural defect in a proposal beyond the 14 days provided in Rule 14a-8(f)(1). However, the Staff has only done this where the issuer's response contained inadequate information as to how the shareholder could remedy the procedural deficiencies. *See, e.g., Exxon Mobil Corp.* (March 12, 2007); *Bristol-Myers Squibb Co.* (January 19, 2005); *Sysco Corp.* (August 10, 2001). In this case, an extension of the response period is not warranted because the Company's Deficiency Notice fully explained that the Proponent was required to provide a "written statement from the record holder of [Ms. Main's] Dominion common stock (usually a bank or broker) verifying that, at the time [she] submitted [her] proposal, [she] continuously held the shares for at least one year." In addition, the Company indicated that the Proponent should correct the deficiency in the Proposal within 14 calendar days of receipt of the Company's Deficiency Notice, and enclosed a copy of Rule 14a-8, SLB 14F and SLB 14G. The guidance in SLB 14F specifically covers the frequent problem that proponents have had in providing evidence of continuous ownership and tells how to avoid the issue. Thus, the Company's Deficiency Notice provided the Proponent with all relevant information in a timely manner as called for under Rule 14a-8 and the Staff's guidance under SLB 14F and SLB 14G.

The Proponent, having received a timely and adequate notice of deficiency from the Company, did not submit sufficient verification of her continuous ownership of the Company's common stock, and she thus has failed to comply with Rule 14a-8(b). Consequently, the Proposal may be excluded by the Company pursuant to Rule 14a-8(f)(1).

## II. GROUNDS FOR ORDINARY BUSINESS OPERATIONS EXCLUSION

### A. Background

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999) (November 22, 1976).

The Staff has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (August 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (October 26, 1999).

**B. The Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(7) because it primarily relates to the Company's ordinary business operations and seeks to micro-manage the Company's decision-making process with respect to natural gas combined cycle electric generation facilities.**

The Proposal has its roots in the fact that the trend of persistently low natural gas prices has resulted in the majority of new generation recently added by the U.S. electric generation industry being fuel by natural gas, with combined-cycle units accounting for more than three-quarters of the natural gas additions. *See* EEI 2011 Financial Review, President's Letter. The Proposal asks for a report on the long-term price stability of natural gas. However, when one reads the Proposal in its entirety, it is clear that the core purpose of the Proposal is to examine the merits of new natural gas combined cycle generation facilities, impliedly questioning whether such facilities are an appropriate choice for new generation. The key sentence in the Proposal is the following: "The report should address questions surrounding the price of natural gas over the full design life of a new natural gas combined cycle electric generation facility." The Proponent goes on to point out various current issues that may affect the price of natural gas in the U.S., either currently or in the longer term, suggesting that decision-making with respect to generation facilities using this source of fuel is failing to take these issues adequately into account. Such decision-making is an ordinary business activity for the Company and, as such, an inappropriate subject for shareholder action.

Dominion is one of the nation's largest producers and transporters of energy, with a portfolio of approximately 27,400 megawatts of generation (6,929 megawatts of which are natural gas-fired or combined cycle facilities), 11,000 miles of natural gas transmission, gathering and storage pipeline and 6,300 miles of electric transmission lines. Dominion also operates one of the nation's largest natural gas storage systems with 947 billion cubic feet of storage capacity and serves retail energy customers in 15 states, including local gas distribution customers in 2 of these states.

As is evident from the foregoing description, the determination of how to fulfill capacity requirements through choices of different electric generation options, including how to take into account the availability, cost, environmental and other factors relating to natural gas and other fuels, is an activity that Dominion's management and other employees under their supervision engage in every day. They devote substantial time and attention to these activities, obtaining relevant data and analysis from external and internal sources. Decision-making in this area is a complex process and requires substantial business expertise and experience, as well as intimate knowledge of the Company's varied businesses. It is these attributes, possessed by management, that enable them to evaluate and analyze data of the sort requested by the Proposal and make decisions for the business. The Staff has recognized that in these circumstances, injecting shareholders into the processes is not appropriate. The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998).

Beyond management's general duties with respect to decisions about the type of generation facilities that will allow it to serve its customers reliably and at reasonable cost, taking into account, among other things, the availability and price of the fuel to be used, it has regulatory obligations with respect to the choices that it makes. The Company's wholly-owned public utility subsidiary, Virginia Electric and Power Company ("DVP"), currently operates the large majority of its generation resources. The most recently approved capacity additions at DVP (Warren County, Bear Garden, Brunswick County) are natural gas-fired combined-cycle facilities. Management closely follows natural gas price trends and the other types of issues raised by the Proposal in its generation planning process. Such issues were also examined during the regulatory approval process for these facilities, which involved public hearings, records of which are available through the applicable regulatory authority.

The new natural gas-fired projects are being undertaken as part of DVP's integrated resource planning process, as well as in response to existing and anticipated future environmental regulations. DVP is required to file in Virginia in odd-numbered years (with an update in even-numbered years) and in North Carolina in even-numbered years, a comprehensive Integrated Resource Plan ("Plan") pursuant to R8-60 of the NCUC Rules and Regulations ("Rules") and § 56-599 of the Code of Virginia ("Va. Code"), respectively. The Plan is publicly available through the VSCC website at http://www.scc.virginia.gov. The relevant case number for the VSCC is Case No. PUE-2012-00099, which can be accessed under the "Obtain Case Information" and "Docket Search" tabs. The 2012 Plan is also available on the Company's website at https://www.dom.com/about/pdf/irp/irp-083112.pdf.

DVP's objective in developing its integrated resource planning process is to identify the mix of resources necessary to meet future energy and capacity needs in an efficient and reliable manner at the lowest reasonable cost while considering uncertainties related to current and future regulations and other matters. The plan to construct the Bear Garden, Warren County and Brunswick County facilities was vetted through this process, and further ratified by management as a prudent course to take in addressing customer needs. Company management's robust and careful evaluation process for determining the appropriate fuel types and mix of generation resources and technologies used to supply the electric needs of the customers in its service territory are the subject of a multi-layered approach, aimed at securing the right type and balance of generation needs to serve customers in a safe and reliable manner at a reasonable cost. This analysis incorporates a wide range of factors such as anticipated fuel prices and energy costs, effective and anticipated environmental regulations, fuel availability, operating costs and recent technological developments, among others.

Management's decision to pursue the approvals and the construction of the Bear Garden, Warren County and Brunswick County facilities is driven by the decision to provide economical baseload generation and provide environmental and energy benefits for the entire anticipated service life of these units. The decisions necessary to supply power in a safe, reliable and cost-effective manner are a core area of Company expertise. The Proposal seeks to involve shareholders in these decisions. These decisions involve operational and business matters that require the judgment of experienced management. Such matters are properly within the purview of management, which has the necessary skills, knowledge and resources to make informed decisions, and are not the type of matters that shareholders are in a position to appropriately evaluate. For the reasons discussed above, decisions as to which generation resources and technologies are appropriate for the Company to select properly rest with the Company's management and should not be the subject of a shareholder proposal.

The report required by the Proposal seems designed to support micro-management by shareholders of the Company's decisions about future generation resources. In fact, the report requested by the Proposal does not involve information that is unique to the Company or that the Company is uniquely positioned to provide. It is more in the nature of the information that the Company's management would obtain, evaluate and analyze when making its business decisions. Obtaining such information is not the purpose of the shareholder proposal process; what purpose could this report have other than providing shareholders a potential tool to use to micro-manage or second guess management decisions?

On numerous occasions the Staff has allowed exclusion of a proposal under Rule 14a-8(i)(7) because the proposal relates to the company's choice of technologies. For example, in *WPS Resources Corp.* (February 16, 2001), the Staff permitted the exclusion of a shareholder proposal requesting, *inter alia*, that a utility company develop new co-generation facilities and improve energy efficiency. The Staff concurred that the proposal could be excluded on the grounds that the proposal dealt with "ordinary business operations (*i.e.*, the choice of technologies)." Similarly, the Staff concluded in *Union Pacific Corp.* (December 16, 1996) that a shareholder proposal requesting a report on the status of research and development of a new safety system for railroads was excludable because it concerned the development and adaption of new technology for Union Pacific's operations. *See Burlington Northern Santa Fe Corp.* (January 22, 1997) (similar proposal excluded because it concerned the development and adaption of new technology); *see also Applied Digital Solutions* (April 25, 2006) (proposal requesting a report on the sale and use of RFID technology and its impact on the public's privacy, personal safety and financial security was excludable as relating to ordinary business operations (*i.e.* product development)); *International Business Machines Corp.* (January 6, 2005) (permitting exclusion of a proposal requesting that the company employ specific technological requirements in its software as it related to IBM's ordinary business operations (*i.e.*, the design and development of IBM's software products)).

By seeking a report on natural gas price stability, the Proposal seeks to involve shareholders in decisions regarding which technologies – natural gas-fired combined cycle or another – the Company should utilize in the operation of its generation facilities.

Decisions as to which technologies are safe, practical and economically viable for the Company to pursue properly rest with the Company's management and should not be the subject of a shareholder proposal.

Because the Proposal deals with the day-to-day operations of the Company and seeks to micro-manage activities that are in the province of management, not shareholders, the Company has concluded that it may be properly excluded from the Proxy Materials under Rule 14a-8(i)(7).

**C. Touching on a Significant Policy Issue is Insufficient to Alter the Conclusion that the Proposal is Excludable under Rule 14a-8(i)(7) as Relating to Ordinary Business Matters**

Staff Legal Bulletin No. 14E (CF) (October 27, 2009) provides that proposals generally will not be excludable if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that it would be appropriate for a shareholder vote. The Company does not believe that the primary focus of the Proposal, examining natural gas prices and the merits of new natural gas-fired combined cycle generation facilities, is a significant policy issue of the type that is excluded from the scope of Rule 14a-8(i)(7).

The precedents set forth above support our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule14-a8(i)(7). The Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. For example, in *Wal-Mart Stores, Inc.* (March 15, 1999), the Staff concurred that a company could exclude a proposal requesting a report to ensure that the company did not purchase goods from suppliers using forced labor, convict labor and child labor, because the proposal also requested that the report address ordinary business matters. In *General Electric Co.* (February 10, 2000), the Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters (*i.e.*, the choice of accounting methods). Even though the Staff previously has taken the position that matters relating to nuclear energy may raise significant social policy issues, it also has concurred that proposal touching upon nuclear energy are excludable where the focus of the proposal is on ordinary business decisions. *See, e.g.*, *Carolina Power & Light* (March 8, 1990) (proposal requesting a report regarding specific aspects of the Company's nuclear operations relating to, *inter alia*, safety, regulatory compliance, emissions problems, hazardous waste disposal and related cost information was excludable as implicating the company's ordinary business operations); *General Electric Co.* (February 2, 1987) (proposal on preparing a cost-benefit analysis of the company's nuclear promotion from 1971 to present, including costs related to lobbying activity and the promotion of nuclear power to the public was excludable as implicating ordinary business matters); *Pacific Gas & Electric Co. (Rattner)* (February 8, 1984) (proposal relating to obtaining appropriate levels of insurance at The Diablo Canyon Nuclear Power Plant to allow an adequate rate of dividends in the event of a serious accident at the plant was excludable as relating to the conduct of the company's ordinary business operations (*i.e.*, the determination of the proper amount of accident insurance)).

The conclusion that merely touching on an area of social policy concern is insufficient to warrant inclusion of every ordinary business proposal is also supported by the Staff's decisions on proposals requesting the adoption of policies to bar the financing of companies engaged in mountaintop removal coal mining. *See JPMorgan Chase & Co.* (March 12, 2010); *Bank of America Corporation* (February 24, 2010). Both companies received similar proposals which requested, among other things, the companies to assess the adoption of a policy barring financing to a specific group of companies. Each argued that the proposals related to their ordinary, day-to-day business operations -- the particular financial products and services they offer. The Staff stated that proposals concerning customer relations or the sale of particular services are generally excludable under Rule 14a-8(i)(7) and was not swayed by the fact that it has reached a different conclusion when other types of proposals involving mountaintop removal coal mining was involved.

Further precedent for exclusion of matters which touch on significant policy issues, but relate to the Company's decisions about sales of particular products and services, is contained in the Staff's response to *Lowe's Companies, Inc.* (February 1, 2008) ("*Lowe's*"). The *Lowe's* proposal asked the company to end its sale of a particular product (glue traps) that the proponent believed raised issues of social and public policy. The Staff concurred that there was a basis for exclusion under Rule 14a-8(i)(7) "as the proposal relates to Lowe's ordinary business operations (*i.e.*, the sale of a particular product)." *See also Dominion Resources, Inc.* (February 22, 2011) (proposal requesting that customers be given the option of directly purchasing electricity generated from 100% renewable energy sources was excludable as relating to the company's ordinary business operations); *Dominion Resources, Inc.* (February 3, 2011) (proposal requesting that the company initiate a program to provide financing for the installation of rooftop solar or wind generation sources was excludable as relating to the company's ordinary business operations).

The Proposal primarily focuses on natural gas prices and their impact on decision-making of the Company in connection with the Company's ordinary business operations, specifically, its choices about how to meet capacity demands in an effective manner, at reasonable cost, taking into account other appropriate considerations as well. As noted above, a proposal may be excluded in its entirety when it addresses ordinary business matters even if it also touches tangentially upon a matter of social policy. The Proposal's mention of environmental regulation, carbon emissions and climate change, topics which have social policy aspects, is of this tangential sort. These aspects do not remove the Proposal from the scope of Rule 14a-8(i)(7) because the Proposal fundamentally addresses issues the Company faces as a result of its ordinary business operations. Accordingly, based on the precedents described above, we believe that the Proposal properly may be excluded from the Proxy Materials under Rule 14a-8(i)(7), and request that the Staff concur in our conclusion.

**CONCLUSION**

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (804) 819-2139, or at meredith.s.thrower@dom.com.

Sincerely,



Meredith Sanderlin Thrower
Senior Counsel – Corporate Finance, Securities and M&A

Enclosures
cc: Ms. Eifiona L. Main

Exhibit A

Proposal and Supporting Statement

**Karen Doggett (Services - 6)**

**From:** Carter Reid (Services - 6)
**Sent:** Monday, November 19, 2012 7:18 PM
**To:** Karen Doggett (Services - 6)
**Subject:** Fwd: shareholder resolution

Sent from my iPad

Begin forwarded message:

> **From:** Ivy Main *** FISMA & OMB Memorandum M-07-16 ***
> **Date:** November 19, 2012 6:14:54 PM CST
> **To:** "Carter Reid (Services - 6)" <carter.reid@dom.com>
> **Subject: shareholder resolution**
>
> Dear Ms. Reid,
>
> Attached is an electronic copy of a shareholder resolution and an accompanying letter that I will also be putting in the mail to you. You are welcome to communicate with me by email rather than paper if it is acceptable under your procedures.
>
> Thank you for your attention.
>
> Ivy Main

*** FISMA & OMB Memorandum M-07-16 ***

Eifiona L. Main

*** FISMA & OMB Memorandum M-07-16 ***

November 19, 2012

Carter M. Reid
Vice President of Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Re: Shareholder Resolution, Dominion Natural Gas Price Stability Report 2013

Dear Ms. Reid,

Enclosed is a shareholder resolution for consideration at the 2013 annual shareholder meeting. The resolution requests that the Board prepare and submit to shareholders a report on the long-term price stability of natural gas.

I am a current shareholder and have held more than $2,000 worth of stock for more than one year. I will ask my brokerage to submit proof of this fact.

Please let me know if you require any additional information.

Yours truly,



Eifiona Main

enclosure

Dominion Natural Gas Price Stability Report 2013

WHEREAS:
Natural gas has a long history of price volatility that has made it a risky fuel for electric generation in the past; and
Extraction of natural gas from shale by hydraulic fracturing with horizontal drilling ("fracking") has led to an oversupply of natural gas and exceptionally low current prices that cannot be sustained over the lifespan of a new gas-fired generation plant; and
Estimates of the recoverable reserves of natural gas vary widely; and
Increasing use of natural gas domestically is likely to increase prices; and
Export of liquefied natural gas into the international market may cause wide price swings such as are increasingly common in the market for petroleum; and
Increasing public concern and governmental scrutiny of fracking operations may limit the availability and cost of natural gas in the future; and
Concern about the risks of global warming and the contribution of natural gas to rising CO2 and methane concentrations in the atmosphere may result in carbon taxes, increased regulation, or other government actions that affect costs of production and price to consumers.

RESOLVED:
Shareholders request that the Board of Directors of Dominion Resources, Inc. (Dominion) prepare and make available to shareholders by December 31, 2013 a report addressing the long-term price stability of natural gas. The report should address questions surrounding the price of natural gas over the full design life of a new natural gas combined cycle electric generation facility. These questions include effects on price caused by:

- Increased demand for natural gas from other utilities, both for heat and for the generation of electricity; from export of liquid natural gas to other countries; and from growing use in trucks and automobiles as a substitute for petroleum;
- Changes in the availability of natural gas supplies or the costs of extraction as a result of increased environmental regulations or from limitations on the use of water or other materials in the extraction process;
- Changes in the estimates of recoverable natural gas supplies; and
- A tax on carbon or methane emissions, or other costs or limitations imposed as a result of concerns with climate change.

Eifiona L. Main

*** FISMA & OMB Memorandum M-07-16 ***

November 19, 2012

Carter M. Reid
Vice President of Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Re: Shareholder Resolution, Dominion Natural Gas Price Stability Report 2013

Dear Ms. Reid,

Enclosed is a shareholder resolution for consideration at the 2013 annual shareholder meeting. The resolution requests that the Board prepare and submit to shareholders a report on the long-term price stability of natural gas.

I am a current shareholder and have held more than $2,000 worth of stock for more than one year. I will ask my brokerage to submit proof of this fact.

Please let me know if you require any additional information.

Yours truly,

Eifiona Main

enclosure

Dominion Natural Gas Price Stability Report 2013

WHEREAS:

Natural gas has a long history of price volatility that has made it a risky fuel for electric generation in the past; and

Extraction of natural gas from shale by hydraulic fracturing with horizontal drilling ("fracking") has led to an oversupply of natural gas and exceptionally low current prices that cannot be sustained over the lifespan of a new gas-fired generation plant; and

Estimates of the recoverable reserves of natural gas vary widely; and

Increasing use of natural gas domestically is likely to increase prices; and

Export of liquefied natural gas into the international market may cause wide price swings such as are increasingly common in the market for petroleum; and

Increasing public concern and governmental scrutiny of fracking operations may limit the availability and cost of natural gas in the future; and

Concern about the risks of global warming and the contribution of natural gas to rising CO2 and methane concentrations in the atmosphere may result in carbon taxes, increased regulation, or other government actions that affect costs of production and price to consumers.

RESOLVED:

Shareholders request that the Board of Directors of Dominion Resources, Inc. (Dominion) prepare and make available to shareholders by December 31, 2013 a report addressing the long-term price stability of natural gas. The report should address questions surrounding the price of natural gas over the full design life of a new natural gas combined cycle electric generation facility. These questions include effects on price caused by:

- Increased demand for natural gas from other utilities, both for heat and for the generation of electricity; from export of liquid natural gas to other countries; and from growing use in trucks and automobiles as a substitute for petroleum;
- Changes in the availability of natural gas supplies or the costs of extraction as a result of increased environmental regulations or from limitations on the use of water or other materials in the extraction process;
- Changes in the estimates of recoverable natural gas supplies; and
- A tax on carbon or methane emissions, or other costs or limitations imposed as a result of concerns with climate change.

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Effiong L. Main



7011 3500 0003 3174 9167

NO VA 220

[illegible] OV 2012 PM 7 L



**RETURN RECEIPT REQUESTED**

Carter M. Reid
Vice President of Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar St.
Richmond, VA 23219



UNITED STATES POSTAL SERVICE
1000




23219


23219430620



Exhibit B

Deficiency Notice

## Karen Doggett (Services - 6)

**From:** Karen Doggett (Services - 6)
**Sent:** Tuesday, November 20, 2012 5:51 PM
**To:** Ivy Main
**Cc:** Sharon L. Burr (Services - 6); Meredith S Thrower (Services - 6)
**Subject:** Shareholder Proposal - Dominion Resources, Inc.
**Attachments:** 2012-Nov-20 Main Letter.pdf; SEC SLB 14G.pdf; SEC Rule 14a-8.pdf; SEC SLB 14F.pdf

Dear Ms. Main

Please find attached Dominion Resources, Inc.'s (Dominion) letter regarding the shareholder proposal that you have submitted for consideration at Dominion's 2013 Annual Meeting of Shareholders.

With regards,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion

November 20, 2012

***Sent via Electronic and Overnight Mail***

Ms. Eifiona L. Main

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Main:

This letter confirms receipt on Monday, November 19, 2012 via electronic mail, of your shareholder proposal that you have submitted for inclusion in Dominion Resources, Inc.'s (Dominion) proxy statement for the 2013 Annual Meeting of Shareholders.

In accordance with Securities and Exchange Commission (SEC) regulations, we are required to notify you of any eligibility or procedural deficiencies related to your proposal. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that in order to be eligible to submit your proposal, you must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including the date you submitted your proposal. As of the date of this letter, we have not received your proof of ownership of Dominion common stock. In addition, you must also provide a written statement that you intend to hold the requisite number of shares through the date of Dominion's 2013 Annual Meeting of Shareholders.

According to Dominion's records, you are not a registered holder of Dominion common stock. As explained in Rule 14a-8(b), if you are not a registered holder of Dominion common stock, you may provide proof of ownership by submitting either:

- a written statement from the record holder of your Dominion common stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that, pursuant to Staff Legal Bulletins 14F and 14G issued by the SEC (SLB 14F and SLB 14G), only Depository Trust Company (DTC) participants or affiliated DTC participants should be viewed as record holders of the securities deposited at DTC.

In order for your proposal to be eligible, you must provide the following:

- Proof of beneficial ownership of Dominion common stock from the record holder of your shares verifying continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including November 19, 2012, the date you submitted your proposal.
- Your written statement of your intent to hold the requisite number of shares through the date of Dominion's 2013 Annual Meeting of Shareholders

The SEC's Rule 14a-8 requires that any response to this letter must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter. Your documentation and/or response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219, via facsimile at (804) 819-2232 or via electronic mail at karen.doggett@dom.com.

Finally, please note that in addition to the eligibility deficiency cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934, as amended.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123. For your reference, I have enclosed a copy of Rule 14a-8, SLB 14F and SLB 14G.

Sincerely,



Karen W. Doggett
Director-Governance and Executive Compensation

beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

*Note 1 to § 240.14a-7.* Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

*Note 2 to § 240.14a-7.* When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

**Rule 14a-8. Shareholder Proposals.***

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

**(c) Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

**(d) Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

**(e) Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

**(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the

company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

**(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

**(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

**(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

*Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

*Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) *Director Elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

> *Note to Paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

> *Note to Paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

---

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

**(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

**(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

**(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

**(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along

with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

[The next page is 5733.]

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

**Rule 14a-9. False or Misleading Statements.***

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

**(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

*Note.* The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section:

***a. Predictions as to specific future market values.

---

*Effective September 20, 2011, Rule 14a-9 was amended by adding paragraph (c) and redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

**Effective September 20, 2011, Rule 14a-9 was amended by adding paragraph (c) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

***Effective September 20, 2011, Rule 14a-9 was amended by redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).





U.S. Securities and Exchange Commission

**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14F (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

### B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

### 1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

### 2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

### 3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

**C. Common errors shareholders can avoid when submitting proof of ownership to companies**

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

**D. The submission of revised proposals**

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

**1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

**2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

**3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?**

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

**E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents**

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

**F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents**

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to

Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant

to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.,* Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

*http://www.sec.gov/interps/legal/cfslb14f.htm*





**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14G (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 16, 2012

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

### B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

#### 1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)

(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

**2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks**

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

**C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)**

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

**D. Use of website addresses in proposals and supporting statements**

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

**1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)**

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

**2. Providing the company with the materials that will be published on the referenced website**

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

**3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted**

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

*http://www.sec.gov/interps/legal/cfslb14g.htm*

Exhibit C

Broker Letter

Eifiona L. Main

*** FISMA & OMB Memorandum M-07-16 ***

December 1, 2012

Carter M. Reid
Vice President of Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Re: Shareholder Resolution, Dominion Natural Gas Price Stability Report 2013

Dear Ms. Reid,

Enclosed is a letter from my brokerage, Charles Schwab, confirming that I hold sufficient shares, together with the printouts they supplied that show my purchase on 3/20/11 of 100 shares of Dominion stock, and evidence that I have held these shares continuously.

I also state that I intend to retain these shares through the date of the 2013 shareholders meeting.

Please let me know if you require any additional information.

Yours truly,



Eifiona Main

enclosure


RECEIVED
DEC 5 2012
By

*charles* SCHWAB

November 20, 2012

Account #: *** FISMA & OMB Memorandum M-07-16 ***
Questions: (877)561-1918X71526

Eifiona Main

*** FISMA & OMB Memorandum M-07-16 ***

Dear Eifiona Main,

I am writing in response to your recent request asking Schwab to provide trade confirmations for transactions of Dominion Res Inc Va on your account *** FISMA & OMB Memorandum M-07-16 ***

Attached is your trade confirmation and transaction list showing your reinvested dividends.

As of the close of 11/19/2012, the account held 106.0834 shares of Dominion Res Inc Va New at the price per share of $50.80 with a market value of $5333.87.

Historical quotes can be researched online at schwab.com.

**Thank you for investing with Schwab.** We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)561-1918X71526.

Sincerely,



**Kristi Smith**
Specialist - Resolution Team
8332 Woodfield Crossing Blvd
Indianapolis, IN 46240-2482
**(877)561-1918X71526**


RECEIVED
DEC 5 2012
By

Pages 47 through 48 redacted for the following reasons:
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*** FISMA & OMB Memorandum M-07-16 ***



Ms. Elfinna I ...

*Spay and Neuter to Save Lives*

*** FISMA & OMB Memorandum M-07-16 ***



NO VA 220

03 DEC 2012 PM 4 1



Carter M. Reid
V.P. of Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar St.
Richmond, VA 23219

23219430620

